                                STATE OF FLORIDA
                            DEPARTMENT OF INSURANCE

In re: Application for Approval of the Acquisition of a Controlling Interest (Form D14-918) filed by CENDANT CORPORATION and SEASON ACQUISITION
CORP. Relating to American Bankers Insurance Company of
Florida, American Bankers Life Assurance Company of Florida and Voyager Service Warranties, Inc., Domestic Insurers
_______________________________________________________________/


                             MOTION TO CONSOLIDATE

         Cendant Corporation and Season Acquisition Corp., its wholly-owned subsidiary (collectively, "Season"), move the Department of Insurance for an order consolidating this proceeding with the administrative proceeding instituted by American International Group, Inc. ("AIG") and AIGF, Inc. ("AIGF"), a Florida corporation wholly-owned by AIG, by the filing of form DI4-918 ("Form A") with the Department of Insurance. The grounds for this motion are as follows:

         1. On December 22, 1997, AIG and American Bankers Insurance Group, Inc. ("American Bankers"), a Florida corporation with several domestic insurer subsidiaries, announced that they had entered into a merger agreement whereby AIG, through its wholly-owned subsidiary AIGF, would acquire 100% of the outstanding capital stock of American Bankers in exchange for a combination of AIG stock and cash totaling $47.00 per share. On January 22, 1998, Season made a competing offer to purchase American Bankers for a combination of cash and stock worth approxi-mately $2.7 billion, or $500 million more than offered by AIG. Both Season and, upon information and belief, AIG have filed with the Department Form A's seeking approval of the acquisition of a controlling interest in American Bankers.

         2. In Bio-Medical Application of Clearwater, Inc. v. Department of Health and Rehabilitation Services, 370 So.2d 19 (Fla. 2d CDA 1979), the court held that it was a material error in procedure for the Department of Health and Rehabilita tion Services to refuse to consolidate two competing applications for approval of new chronic kidney dialysis facilities in the same health planning area, and to hear and approve one application before the other.

         3. In so doing, the Bio-Medical court relied upon Ashbacker Radio Corp. v. FCC, 326 U.S. 327, 66 S. Ct. 148, 90 L. Ed. 108 (1945), and reversed the agency's decision, determining that the circumstances required that a consolidated hearing be held to consider the applications simultaneously.(1) Ashbacker establishes the general principle that an administrative agency should not grant one application without appropriate consideration of a competing application. "[This] principle, therefore, constitutes a fundamental doctrine of fair play which administrative

--------
    (1) Florida courts have also held that the principles of Ashbacker and Bio-Medical are applicable to Certificate of Need applications which are competing for the same fixed pool of established need. See First Hospital Corporation of Florida v. Department of Health and Rehabilitative Services, 566 So. 2d 917, 918 (Fla. 1st DCA 1990).

agencies must respect and courts must be ever alert to enforce." Bio-Medical, 370 So.2d at 23. The goal is the creation of a level playing field between competitors, so the government does not, though its administrative process, advantage one competi tor over another.

         4. In Bio-Medical it had been argued that the two applications at issue were not mutually exclusive because at least theoretically both applications could have been granted. The court was unmoved, and stated "[we] agree that Ashbacker should apply whenever an applicant is able to show that the granting of authority to some other applicant will substantially prejudice his application." Id. Here, the approval of AIG's Form A without simultaneous consideration of Season's Form A would substantially prejudice Season because it would provide AIG with a head start in the marketplace. Thus, under the circumstances presented here, fairness requires intervention and consolidation of proceedings and the simultaneous announcement of the Department's decision on both Form A filings.

         5. The Florida legislature has expressed its intent that the Department not take sides in the marketplace in connection with its review of an offer to pur chase. As set forth in Section 628.461(9), Florida Statutes, "[a]ny approval by the department under this section does not constitute a recommendation by the depart ment for an acquisition, tender offer, or exchange offer." Any potential approval of the AIG Form A without the participation of Season in the proceedings and without simultaneous consideration of Season's application, however, would be a de facto recommendation of the AIG offer over the Season offer because it would free the AIG offer from regulatory confinement while continuing to confine the Season offer. Because the practical effect of granting approval of one Form A before the other is to give the first approved company an advantage in the marketplace, the Department must decide the two pending proceedings at the same time. The granting of consoli dation is the only way to achieve that result.

         6. The AIG Form A was, upon information and belief, filed prior to the Season Form A, and it thus appears likely that it will be decided first. Fairness demands that this not occur. The company with the first approved Form A would have cleared a required regulatory hurdle for closing its transaction and would thus have a advantage in the marketplace. Conversely, the company with the yet unap proved Form A would be held one step back by the Department, whose approval is required before any transaction can close.

         7. It is most important that the Department maintain a level playing field throughout its review of competing offers to purchase a domestic insurer, and that can only be done by consolidation and simultaneous decision.

         WHEREFORE, Season moves the Department for an order consolidating the Season and AIG Form A proceedings and ordering that they be decided at the same time.

                                            MAIDA, GALLOWAY & NEAL, P.A.


                                            By: /s/ Thomas J. Maida
                                               -------------------------------
                                               Thomas J. Maida
                                               Florida Bar No. 275212
                                               300 East Park Avenue
                                               P.O. Box 1819
                                               Tallahassee, Florida  32302


Of counsel:
       Stephen T. Maher
       Shutts & Bowen
       1500 Miami Center
       201 South Biscayne Boulevard
       Miami, Florida  33131